82-5217

KMB: Kumba - Dealings By A Director

KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
(Kumba)

DEALINGS BY A DIRECTOR OF KUMBA COAL (PTY) LTD (a major subsidiary of Kumba) IN SHARES AWARDED IN TERMS OF THE MANAGEMENT OPTION SCHEME (the Scheme)

In terms of the JSE Listings Requirements 3.63 notice is hereby given that the following director of a major subsidiary of Kumba has exercised and traded shares after having received clearance to do so in terms of the JSE Listings Requirements 3.66. The shares were granted in terms of the Scheme. This resulted in the following ordinary shares of the company having been traded on the JSE:

Name of director	: JA MEYER (a director of Kumba Coal (Pty) Ltd)
Date of transaction	: 24-08-2005
Number of shares	: 4,250
Price per share	: R 82.00
Total value (pre tax proceeds)	: R 348,500.00
Option strike price	: R 46.90
Option strike date	: 02-04-2002
Periods of exercise and/or vesting	: 7 years
Class of securities	: Ordinary
Nature of transaction	: Options exercised and shares sold
Nature of interest	: Direct Beneficial
Number of shares	: 2,270
Price per share	: R 82.00
Total value (pre tax proceeds)	: R 186,140.00
Option strike price	: R 41.50
Option strike date	: 16-03-2004
Periods of exercise and/or vesting	: 7 years
Class of securities	: Ordinary
Nature of transaction	: Options exercised and shares sold
Nature of interest	: Direct Beneficial

SUPPL

26 August 2005
MS VILJOEN
COMPANY SECRETARY
Sponsor
J.P.Morgan Equities Limited
Date: 26/08/2005 03:47:03 PM Produced by the JSE SENS Department

05011332

26/08/2005 Source: JSE NEWS SERVICE

dlw 9/20

KMB: Kumba - Acceptance of conditional awards g...

Kumba - Acceptance of conditional awards granted in terms of Kumbas long term incentive plan to directors of major subsidiaries

KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
(Kumba)

ACCEPTANCE OF CONDITIONAL AWARDS GRANTED IN TERMS OF KUMBAS LONG TERM INCENTIVE PLAN (LTIP) TO DIRECTORS OF MAJOR SUBSIDIARIES

In terms of clauses 3.63 and 3.64 of the JSE Listings Requirements notice is hereby given that, as at 23 August 2005, the following directors of major subsidiaries advised the office of the company secretary of LTIP awards, as well as acceptance thereof:

Performance period:	The vesting of the LTIP awards is conditional upon the achievement of group performance targets over a period of 3 years (LTIP performance period) being 01/01/2005 to 31/12/2007
Face value of the LTIP award:	R62.74
Class of shares:	Ordinary
Nature of transaction:	Acceptance of LTIP awards
Nature of interest:	Direct Beneficial
Name:	WA de Klerk (director of Ticor South Africa (Pty) Ltd)
Number of shares:	6,768
Total value:	R424,624.32
Name:	AW Diedericks (director of Sishen Iron Ore Company (Pty) Ltd)
Number of shares:	3,358
Total value:	R210,680.92
Name:	L Groenewald (director of Kumba Coal (Pty) Ltd)
Number of shares:	3,358
Total value:	R210,680.92
Name:	PJ Kotze (director of Sishen Iron Ore Company (Pty) Ltd)
Number of shares:	6,768
Total value:	R424,624.32
Name:	JA Meyer (director of Kumba Coal (Pty) Ltd)
Number of shares:	8,122
Total value:	R509,574.28
Name:	DJR Southey (director of Kumba Coal (Pty) Ltd)
Number of shares:	6,768
Total value:	R424,624.32
Name:	DJC Taylor (director of Kumba Coal (Pty) Ltd)
Number of shares:	8,122
Total value:	R509,574.28
Name:	WF van Heerden (director of Sishen Iron Ore Company (Pty) Ltd and Kumba Holdings (BVI) SA)
Number of shares:	6,768
Total value:	R424,624.32
Name:	PE Venter (director of Kumba Coal (Pty) Ltd)
Number of shares:	8,122
Total value:	R509,574.28
Name:	MW von Wielligh Heerden (director of Sishen Iron Ore Company (Pty) Ltd)
Number of shares:	6,768
Total value:	R424,624.32

Clearance in terms of 3.66 of the JSE Listings Requirements has been obtained.

25 August 2005
MS VILJOEN
COMPANY SECRETARY

Sponsor
JP Morgan Equities limited

Date: 25/08/2005 05:53:05 PM Produced by the JSE SENS Department

25/08/2005 Source: JSE NEWS SERVICE

KMB: Kumba - Scheme Share Dealings by Sub Direc...

Kumba - Scheme Share Dealings by Sub Directors
KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
(Kumba)

DEALINGS BY DIRECTORS OF KUMBA COAL (PTY) LTD (a major subsidiary of Kumba) IN SHARES AWARDED IN TERMS OF THE MANAGEMENT OPTION SCHEME (the Scheme)

In terms of the JSE Listings Requirements 3.63 notice is hereby given that the following directors of a major subsidiary of Kumba has exercised and traded shares after having received clearance to do so in terms of the JSE Listings Requirements 3.66. The shares were granted in terms of the Scheme. This resulted in the following ordinary shares of the company having been traded on the JSE:

Name of director:	DJC TAYLOR (a director of Kumba Coal (Pty) Ltd)
Date of transaction:	19-08-2005
Number of shares:	1,980
Price per share:	R 81.00
Total value (pre tax proceeds):	R 160,380.00
Option strike price:	R 41.50
Option strike date:	16-03-2004
Periods of exercise and/or vesting:	7 years
Class of securities:	Ordinary
Nature of transaction:	Options exercised and shares sold
Nature of interest:	Direct Beneficial
Name of director:	L GROENEWALD (a director of Kumba Coal (Pty) Ltd)
Date of transaction:	19-08-2005
Number of shares:	3,090
Price per share:	R 80.00
Total value (pre tax proceeds):	R 247,200.00
Option strike price:	R 35.00
Option strike date:	01-11-2002
Periods of exercise and/or vesting:	7 years
Class of securities:	Ordinary
Nature of transaction:	Options exercised and shares sold
Nature of interest:	Direct Beneficial

23 August 2005
MS VILJOEN
COMPANY SECRETARY
Sponsor
JP Morgan Equities Limited
Date: 23/08/2005 04:19:04 PM Produced by the JSE SENS Department

23/08/2005 Source: JSE NEWS SERVICE

KMB: Kumba - Proposed Acquisition Of The Minori...

Kumba - Proposed Acquisition Of The Minority Shareholdings Of Ticor Limited
KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
(Kumba)
PROPOSED ACQUISITION OF THE MINORITY SHAREHOLDINGS OF TICOR LIMITED BY KUMBA

1. INTRODUCTION

Shareholders of Kumba (shareholders) are advised that Kumba and the committee of Ticor directors who are independent of Kumba (the Ticor Independent Directors) have reached agreement on, and signed an implementation agreement relating to, the terms of a proposal whereby a wholly-owned subsidiary of Kumba will acquire by way of a scheme of arrangement pursuant to the Australian Corporations Act 2001 (Corporations Act) all of the issued ordinary shares in Ticor that it does not already own for a cash consideration of A$1.875 per Ticor share (the Proposed Scheme). Kumba, through a wholly-owned subsidiary, currently owns 51.54% of the issued share capital of Ticor. The Proposed Scheme is subject to the fulfilment or waiver of conditions precedent including those described in paragraph 5 below.

Kumba understands that Ticors major institutional shareholders, AXA Asia Pacific Holdings Limited (AXA) and Perennial Value Management Limited (Perennial Value) have each informed the Ticor Independent Directors that their institutions consider that the Proposed Scheme is reasonable. Kumba is advised that both AXA and Perennial Value currently intend to vote in favour of the Proposed Scheme for their holdings in Ticor of 28.6% and 8.3% respectively, subject to reviewing the conclusions of the Independent Expert and in the absence of a superior offer.

Kumba also notes that an independent expert, KPMG Corporate Finance (Independent Expert), was commissioned by the Ticor Independent Directors to prepare an independent experts report (IER) in relation to the Proposed Scheme. Kumba understands that the Independent Expert has advised that it has concluded that the Proposed Scheme is in the best interests of Ticor shareholders, subject to confirmation by the Ticor Independent Directors as to the factual accuracy of the information set out in the IER and subject both to no new matters becoming known to the Independent Expert on detailed review of the scheme documents and to no significant changes in macro-economic or company specific issues in the period prior to finalisation of the IER.

It is also proposed that private treaty agreements (Option Deeds) will be entered into between Kumba and certain option holders who hold Ticor options, issued under employee incentive arrangements, which will not expire prior to completion of the Proposed Scheme. Under the Option Deeds, the options will be cancelled in exchange for a cancellation fee to be funded by Kumba.

2. DESCRIPTION OF TICOR

Ticor is incorporated in Australia and listed on the Australian Stock Exchange (ASX). Its core business is the extraction, concentration and processing of mineral sands to produce titanium dioxide (TiO_2) feedstock for the pigment industry. Ticor has two main operations, namely:

A 40% interest in Ticor South Africa (Pty) Limited (TSA), a heavy minerals mining, processing and smelting facility; and

A 50% interest in the Tiwest Joint Venture in Australia, a 50/50 joint venture with Kerr-McGee Chemical Corporation, which produces TiO_2 pigment, synthetic rutile, ilmenite, zircon, rutile and leucoxene.

3. RATIONALE FOR THE ACQUISITION

The Proposed Scheme will enable Kumba to increase the size of its heavy minerals business whilst affording it greater geographic and commodity diversification in general. The Proposed Scheme will also simplify the Kumba Group structure which currently entails Kumba holding its interest in TSA both directly and indirectly through Ticor.

4. FINANCIAL EFFECTS OF THE PROPOSED SCHEME

It is expected that the effective date of the Proposed Scheme will be in late November 2005.

The table below sets out the illustrative financial effects of the Proposed Scheme based on the unaudited financial information of Kumba for the 12 month period ended 31 December 2004 and the audited financial information of Ticor for the year ended 31 December 2004.

These financial effects are for illustrative purposes only and may not give a true reflection of Kumbas financial position or future results.

	Pre Acquisition (1)	Post Acquisition (1)	% Change
Attributable earnings per share (cents)(2)	226	220	-2.8%
Headline earnings per share (cents)(2)	258	250	-2.9%
Net asset value per share (cents)(3)	1,773	1,773	0%
Tangible net asset value per share (cents)(3)	1,746	1,771	1.4%
Weighted average number of shares in issue (Million)	300	300	0%
Number of shares in issue	302	302	0%

Notes:

1. Kumbas audited financial results to December 2004 reflected an 18 month period. In line with Kumbas new financial year-end, the pro forma effects

have been calculated using the unaudited financial results for the 12 month period ended 31 December 2004.

2. For the purposes of calculating the post acquisition attributable and headline earnings per share, it is assumed that:
   2.1 The Proposed Scheme was effective on 1 January 2004;
   2.2 The total consideration is approximately A$235.7 million, inclusive of the consideration in terms of the Option Deeds and estimated transaction costs;
   2.3 The total consideration has been converted to Rands at the prevailing exchange rate of R5.03/A$ and for the 12 months ended 31 December 2004 has incurred a non-tax deductible interest charge at a rate of 10% per annum; and
   2.4 Includes 100% of Ticors earnings for the 12 months ended 31 December 2004.

3. The net asset value (NAV) and tangible net asset value (TNAV) per share effects are based on the assumption that the Proposed Scheme was effective on 31 December 2004. TNAV is the net asset value minus goodwill, intangible assets and deferred taxation.

5. CONDITIONS PRECEDENT AND TERMINATION EVENTS

The Proposed Scheme is conditional on the fulfilment, or where appropriate waiver, of certain conditions precedent including:

   5.1 All necessary court approvals being obtained;
   5.2 The Independent Expert concluding that the Proposed Scheme is in the best interests of Ticor shareholders;
   5.3 No order being issued by any court or other legal restraint or prohibition preventing consummation of the Proposed Scheme being in effect;
   5.4 There being no material adverse change in respect of the business, financial condition, results or operations of Ticor (or any of its subsidiaries) before the final court hearing to approve the Proposed Scheme;
   5.5 That the representations and warranties made and provided by Ticor and Kumba as contained in the implementation agreement are true and correct as at the dates of the implementation agreement and the final court hearing to approve the Proposed Scheme;
   5.6 That prior to the final court hearing to approve the Proposed Scheme, no dividend (other than the interim dividend of one Australian cent declared on 29 July 2005) is declared or paid by Ticor;
   5.7 That Option Deeds are entered into in respect of all options which will not have expired prior to completion of the Proposed Scheme;
   5.8 That certain formal consents are obtained under Ticors financing arrangements;
   5.9 That before the final court hearing to approve the Proposed Scheme, the S&P ASX 200 Index does not fall below 3,500 on any trading day; and
   5.10 There being no prescribed occurrences (being similar to the events specified in sections 652C(1) and (2) of the Corporations Act) in relation to Ticor (or any of its subsidiaries) before the final court hearing to approve the Proposed Scheme.

The implementation agreement can also be terminated in certain circumstances, including:

- where action is taken or threatened by any regulatory body (other than the Australian Securities and Investments Commission or the Australian Takeovers Panel in exercise of the powers or discretions conferred by the Corporations Act) which would restrain or delay the Proposed Scheme or require the divestiture by Kumba or Ticor (or any of their subsidiaries) of any shares or assets or impose any material limitation on the conduct of Kumba or Ticor (or any of their subsidiaries) or ownership by Kumba or Ticor (or any of their subsidiaries) of any asset or business;
- where Kumba or Ticor is in material breach of the implementation agreement;
- where the approval of Ticor shareholders in general meeting is not obtained as required under section 411(4) of the Corporations Act; and
- where the independent directors of Ticor fail to recommend the Proposed Scheme or adversely change or withdraw their recommendation.

The implementation agreement includes a timetable, which provides for completion of the Proposed Scheme by no later than 15 December 2005 (or such later date as agreed).

Shareholders will be advised of further developments.

Pretoria
8 August 2005

Enquiries
Trevor Arran
General Manager: Corporate Affairs & Investor Relations
Tel: +27 (0) 12 307 3292
Mobile: +27 (0) 83 609 1444

Financial Adviser and Sponsor
JPMorgan
Legal advisor as to Australian Law
Mallesons Stephen Jaques
Corporate law advisors and consultants as to South African Law
CLS Consulting Services (Proprietary) Limited
(Registration number 1999/014204/07)

Date: 08/08/2005 09:06:02 AM Produced by the JSE SENS Department

08/08/2005 Source: JSE NEWS SERVICE